Change in Representative Directors

1. Summary of the Change

- Before: Chung, Joon-Yang (Chief Executive Officer)

Choi, Jong-Tae (President)

• After: Chung, Joon-Yang (Chief Executive Officer)

Choi, Jong-Tae (President)

Park, Han -Yong (Senior Vice President)

Oh, Chang — Kwan (Senior Vice President)

• Reason: New appointment

2. Date of Change: February 25, 2011